UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 16)*


                              Biovail Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   09067K106
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                  Eugene Melnyk
                               Biovail Corporation
                              7150 Mississauga Road
                           Mississauga, Ontario L5N8M5
                                     Canada
                                 (905) 286-3000
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 March 19, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].


Note: An EDGAR version of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP No. 09067K106
          ---------


________________________________________________________________________________
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


          Eugene Melnyk
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS

           PF

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

           N/A

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Canada

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF              24,296,420

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                          190,496
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING               24,296,420

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                          190,496

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           24,486,916

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

          N/A                                                             [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          15.4%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

          IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

        This Amendment No. 16 amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on March 30, 1994, as amended by Amendment No. 1 thereto filed with the SEC on April 11, 1995, Amendment No. 2 thereto filed with the SEC on September 25, 1996, Amendment No. 3 thereto filed with the SEC on March 11, 1997, Amendment No. 4 thereto filed with the SEC on May 6, 1997, Amendment No. 5 thereto filed with the SEC on January 13, 1998, Amendment No. 6 thereto filed with the SEC on March 26, 1998, Amendment No. 7 thereto filed with the SEC on September 28, 2001, Amendment No. 8 thereto filed with the SEC on January 15, 2002, Amendment No. 9 thereto relating to the event date of February 1, 2002, Amendment No. 10 thereto relating to the event date of May 8, 2002, Amendment No. 11 thereto relating to the event date of November 28, 2002, Amendment No. 12 thereto relating to the event date of August 6, 2003, Amendment No. 13 thereto relating to the event date of November 7, 2003, Amendment No. 14 thereto relating to the event date of December 9, 2003 and Amendment No. 15 thereto relating to the event date of January 14, 2004 (as so amended, the "Schedule 13D"), with respect to the common stock, no par value (the "Common Stock"), of Biovail Corporation (the "Company"). The items amended hereby are amended and restated in their entirety. Except as amended by this Amendment No. 16, the Schedule 13D, as heretofore filed with the SEC, shall remain in full force and effect.

ITEM 1. SECURITY AND ISSUER.

        This amendment relates to the Common Stock of the Company. The Company's principal office is located at 7150 Mississauga Road, Mississauga, Ontario L5N8M5, Canada.

ITEM 2. IDENTITY AND BACKGROUND.

        This amendment is being filed by Eugene Melnyk, the Chairman of the Board and a director of the Company. The filing of this amendment shall not be construed as an admission that Mr. Melnyk is, for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities reported on herein except for the securities stated herein to be beneficially owned by Mr. Melnyk.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        There were no acquisitions by Mr. Melnyk of shares of Common Stock of the Company since the filing of Amendment No. 15.

ITEM 4. PURPOSE OF TRANSACTION.

        Mr. Melnyk's acquisition of the securities of the Company was for the purpose of investment. However, Mr. Melnyk retains his right to acquire shares of Common Stock and to dispose of shares of Common Stock. In determining whether to purchase or dispose of shares of Common Stock, Mr. Melnyk intends to consider and review various factors on a continuous basis, including the Company's financial condition, business and prospects, other developments concerning the Company, the price and availability of shares of Common Stock, other investment and business opportunities available to Mr. Melnyk, and developments with respect to general economic, monetary and stock market conditions.

        Except as otherwise described herein, Mr. Melnyk has no plan or proposal with respect to the Company which relates to or would result in any of the matters listed in Items 4(a) - (j) of Schedule 13D. However, in addition to the rights reserved above, the Mr. Melnyk retains his rights to modify his plans with respect to the transactions described in this Item 4, to acquire or dispose of securities of the Company and to formulate plans and proposals which could result in the occurrence of any such events, subject to applicable laws and regulations.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        (a) As of March 19, 2004, Mr. Melnyk may be deemed to be the beneficial owner of 24,486,916 shares of Common Stock (including 22,811,220 shares that are owned directly by Mr. Melnyk, 95,100 shares held by the Eugene Melnyk Registered Retirement Savings Plan, 190,496 shares held by Laura Melnyk (Mr. Melnyk's wife), and 1,390,100 shares which are subject to options exercisable within 60 days held by Mr. Melnyk), which constitute in the aggregate 15.4% of the shares of Common Stock outstanding. In addition, Mr. Melnyk owns options to purchase 437,600 shares of Common Stock which are not exercisable within 60 days of the date of this amendment.

        Except as described in the preceding paragraph, Mr. Melnyk does not beneficially own any shares of Common Stock.

        (b) Except as set forth in the next sentence, Mr. Melnyk has the sole power to vote, direct the voting of, dispose of and direct the disposition of the Common Stock beneficially owned by him. Mr. Melnyk shares with Laura Melnyk (his wife) the power to vote, direct the voting of, dispose of and direct the disposition of the Common Stock beneficially held by her.

        (c) There were no transactions of Mr. Melnyk in the Common Stock since the filing of Amendment No. 15.

        (d) Except as set forth in Item 5(b) or in the succeeding sentences, Mr. Melnyk has the sole right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by him. Certain of the shares of Common Stock have been pledged to a bank to secure lines of credit of up to US$7 million and up to US$10 million, respectively. Both of these credit facilities are available to Mr. Melnyk. Additional shares of Common Stock have been pledged to a bank to secure personal guarantees given by Mr. Melnyk in the amounts of C$10 million and C$5 million, respectively, in connection with a credit facility for a company (unrelated to the Registrant) controlled by Mr. Melnyk. Certain of the shares of Common Stock from time to time may be held in one or more securities accounts, the securities in which secure margin debt.

        (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
        RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        See Section 5(d).

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        Not applicable.

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 22, 2004

                                            /s/ EUGENE MELNYK
                                            --------------------
                                            Eugene Melnyk